Exhibit 99.1

Yatsen Announces Second Quarter 2024 Financial Results

Conference Call to Be Held at 7:30 A.M. U.S. Eastern Time on August 20, 2024

GUANGZHOU, China, August 20, 2024 – Yatsen Holding Limited (“Yatsen” or the “Company”) (NYSE: YSG), a leading China-based beauty group, today announced its unaudited financial results for the second quarter ended June 30, 2024.

Second Quarter 2024 Highlights

•
Total net revenues for the second quarter of 2024 decreased by 7.5% to RMB794.5 million (US$109.3 million) from RMB858.6 million for the prior year period.

•
Total net revenues from Skincare Brands1 for the second quarter of 2024 were RMB325.2 million (US$44.8 million), remaining flat as compared with the prior year period. As a percentage of total net revenues, total net revenues from Skincare Brands for the second quarter of 2024 were 40.9%, as compared with 37.9% for the prior year period.

•
Gross margin for the second quarter of 2024 increased to 76.7% from 74.7% for the prior year period.
•
Net loss for the second quarter of 2024 was RMB85.5 million (US$11.8 million), representing a decrease of 21.2% from RMB108.5 million for the prior year period. Non-GAAP net loss2 for the second quarter of 2024 was RMB74.9 million (US$10.3 million), as compared with RMB46.3 million for the prior year period.

Mr. Jinfeng Huang, Founder, Chairman and Chief Executive Officer of Yatsen, stated, “China’s beauty industry experienced a subdued second quarter, with the 618 Shopping Festival falling short of expectations and growth lagging the overall consumer goods sector. Our total net revenues declined in the second quarter, while our three major clinical and premium skincare brands, including Galénic, DR.WU and Eve Lom, achieved another quarter of combined net revenue growth. Despite the ongoing uncertainties in consumer demand, we will continue to focus on broadening our product portfolio and optimizing our channel mix with the goal of returning to a growth trajectory while balancing profitability.”

Mr. Donghao Yang, Director and Chief Financial Officer of Yatsen, commented, “The challenging beauty market conditions in China negatively impacted our sales in the second quarter, resulting in a year-over-year decline of 7.5% in total net revenues. However, our three major skincare brands proved resilient, with net revenues increasing by 5.0% year over year. In addition, our gross margin improved by 2.0 percentage points year over year to 76.7%, while our net loss margin narrowed to 10.8% from 12.6% for the prior year period. We also continued to execute our share repurchase program, demonstrating our confidence in the Company’s long-term growth prospects.”

1 Include net revenues from Galénic, DR.WU (its mainland China business), Eve Lom and other skincare brands of the Company.

2 Non-GAAP net loss is a non-GAAP financial measure. Effective from the fourth quarter of 2023, non-GAAP net loss is defined as net loss excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions, (iii) revaluation of investments on the share of equity method investments, (iv) impairment of goodwill and (v) tax effects on non-GAAP adjustments. Non-GAAP net loss for the prior year period presented in this document is also calculated in the same manner.

Second Quarter 2024 Financial Results

Net Revenues

Total net revenues for the second quarter of 2024 decreased by 7.5% to RMB794.5 million (US$109.3 million) from RMB858.6 million for the prior year period. The decrease was primarily due to an 11.4% year-over-year decrease in net revenues from Color Cosmetics Brands.3

3 Include Perfect Diary, Little Ondine, Pink Bear and other color cosmetics brands of the Company.

Gross Profit and Gross Margin

Gross profit for the second quarter of 2024 decreased by 5.0% to RMB609.4 million (US$83.9 million) from RMB641.6 million for the prior year period. Gross margin for the second quarter of 2024 increased to 76.7% from 74.7% for the prior year period. The increase was primarily driven by an increase in sales of higher-gross-margin products.

Operating Expenses

Total operating expenses for the second quarter of 2024 decreased by 4.1% to RMB744.6 million (US$102.5 million) from RMB776.7 million for the prior year period. As a percentage of total net revenues, total operating expenses for the second quarter of 2024 were 93.7%, as compared with 90.5% for the prior year period.

•
Fulfillment Expenses. Fulfillment expenses for the second quarter of 2024 were RMB51.2 million (US$7.0 million), as compared with RMB58.3 million for the prior year period. As a percentage of total net revenues, fulfillment expenses for the second quarter of 2024 decreased to 6.4% from 6.8% for the prior year period. The decrease was primarily due to an increase in the overall average selling price of the Company’s products, as well as further improvements in logistics efficiency.

•
Selling and Marketing Expenses. Selling and marketing expenses for the second quarter of 2024 were RMB544.7 million (US$74.9 million), as compared with RMB542.8 million for the prior year period. As a percentage of total net revenues, selling and marketing expenses for the second quarter of 2024 increased to 68.6% from 63.2% for the prior year period. The increase was primarily due to increased investments in the Douyin platform, in line with the growing revenue contribution from Douyin, as well as the Company’s investments in new product launches and building brand equity across its portfolio.
•
General and Administrative Expenses. General and administrative expenses for the second quarter of 2024 were RMB119.1 million (US$16.4 million), as compared with RMB149.7 million for the prior year period. As a percentage of total net revenues, general and administrative expenses for the second quarter of 2024 decreased to 15.0% from 17.4% for the prior year period. The decrease was primarily attributable to a reduction in share-based compensation, as a result of the reversal of recognized share-based compensation expenses due to the forfeiture of unvested awards granted to certain former employees of the Company.

•
Research and Development Expenses. Research and development expenses for the second quarter of 2024 were RMB29.7 million (US$4.1 million), as compared with RMB25.9 million for the prior year period. As a percentage of total net revenues, research and development expenses for the second quarter of 2024 increased to 3.7% from 3.0% for the prior year period. The increase was primarily attributable to the commencement of operation of the Company’s Global Innovation R&D Center in Shanghai on May 28, 2024.

Loss from Operations

Loss from operations for the second quarter of 2024 was RMB135.2 million (US$18.6 million), as compared with RMB135.1 million for the prior year period. Operating loss margin was 17.0%, as compared with 15.7% for the prior year period.

Non-GAAP loss from operations4 for the second quarter of 2024 was RMB111.9 million (US$15.4 million), as compared with RMB74.6 million for the prior year period. Non-GAAP operating loss margin was 14.1%, as compared with 8.7% for the prior year period.

Net Loss

Net loss for the second quarter of 2024 decreased by 21.2% to RMB85.5 million (US$11.8 million) from RMB108.5 million for the prior year period. Net loss margin was 10.8%, as compared with 12.6% for the prior year period. Net loss attributable to Yatsen’s ordinary shareholders per diluted ADS5 for the second quarter of 2024 was RMB0.77 (US$0.11), as compared with RMB0.99 for the prior year period.

Non-GAAP net loss for the second quarter of 2024 was RMB74.9 million (US$10.3 million), as compared with RMB46.3 million for the prior year period. Non-GAAP net loss margin was 9.4%, as compared with 5.4% for the prior year period. Non-GAAP net loss attributable to Yatsen’s ordinary shareholders per diluted ADS6 for the second quarter of 2024 was RMB0.67 (US$0.09), as compared with RMB0.41 for the prior year period.

4 Non-GAAP loss from operations is a non-GAAP financial measure. Effective from the fourth quarter of 2023, non-GAAP loss from operations is defined as loss from operations excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions and (iii) impairment of goodwill. Non-GAAP loss from operations for the prior year period presented in this document is also calculated in the same manner.

5 ADS refers to American depositary shares, each of which represents twenty Class A ordinary shares, effective from March 18, 2024. Prior to that date, each ADS represented four Class A ordinary shares. Unless otherwise stated, the current ADS ratio has been applied retrospectively to all periods presented in this document.

6 Non-GAAP net loss attributable to ordinary shareholders per diluted ADS is a non-GAAP financial measure. Non-GAAP net loss attributable to ordinary shareholders per diluted ADS is defined as non-GAAP net loss attributable to ordinary shareholders divided by the weighted average number of diluted ADS outstanding for computing diluted earnings per ADS. Effective from the fourth quarter of 2023, non-GAAP net loss attributable to ordinary shareholders is defined as net loss attributable to ordinary shareholders excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions, (iii) revaluation of investments on the share of equity method investments, (iv) impairment of goodwill, (v) tax effects on non-GAAP adjustments and (vi) accretion to redeemable non-controlling interests. Non-GAAP net loss attributable to ordinary shareholders per diluted ADS for the prior year period presented in this document is also calculated in the same manner.

Balance Sheet and Cash Flow

As of June 30, 2024, the Company had cash, restricted cash and short-term investments of RMB1.58 billion (US$217.5 million), as compared with RMB2.08 billion as of December 31, 2023.

Net cash used in operating activities for the second quarter of 2024 was RMB148.2 million (US$20.4 million), as compared with RMB14.4 million for the prior year period.

Business Outlook

For the third quarter of 2024, the Company expects its total net revenues to be between RMB646.3 million and RMB718.1 million, representing a year-over-year decrease of approximately 0% to 10%. These forecasts reflect the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Exchange Rate

This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ were made at a rate of RMB7.2672 to US$1.00, the exchange rate in effect as of June 28, 2024, as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. The Company makes no representation that any RMB or US$ amounts could have been, or could be, converted into US$ or RMB, as the case may be, at any particular rate, or at all.

Conference Call Information

The Company’s management will hold a conference call on Tuesday, August 20, 2024, at 7:30 A.M. U.S. Eastern Time or 7:30 P.M. Beijing Time to discuss its financial results and operating performance for the second quarter 2024.

United States (toll free):	+1-888-346-8982
International:	+1-412-902-4272
Mainland China (toll free):	400-120-1203
Hong Kong, SAR (toll free):	800-905-945
Hong Kong, SAR:	+852-3018-4992
Conference ID:	2105928

The replay will be accessible through Tuesday, August 27, by dialing the following numbers:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	2105928

A live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.yatsenglobal.com/.

About Yatsen Holding Limited

Yatsen Holding Limited (NYSE: YSG) is a leading China-based beauty group with the mission of creating an exciting new journey of beauty discovery for consumers around the world. Founded in 2016, the Company has launched and acquired numerous color cosmetics and skincare brands including Perfect Diary, Little Ondine, Pink Bear, Galénic, DR.WU (its mainland China business), Eve Lom and EANTiM. The Company’s flagship brand, Perfect Diary, is one of the leading color cosmetics brands in China in terms of retail sales value. The Company primarily reaches and engages with customers directly both online and offline, with expansive presence across all major e-commerce, social and content platforms in China.

For more information, please visit http://ir.yatsenglobal.com/.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders and non-GAAP net income (loss) attributable to ordinary shareholders per diluted ADS, each a non-GAAP financial measure, in reviewing and assessing its operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company presents these non-GAAP financial measures because they are used by the management to evaluate operating performance and formulate business plans. Non-GAAP financial measures help identify underlying trends in its business, provide further information about its results of operations, and enhance the overall understanding of its past performance and future prospects. The Company defines non-GAAP income (loss) from operations as income (loss) from operations excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions and (iii) impairment of goodwill. The Company defines non-GAAP net income (loss) as net income (loss) excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions, (iii) revaluation of investments on the share of equity method investments, (iv) impairment of goodwill and (v) tax effects on non-GAAP adjustments. The Company defines non-GAAP net income (loss) attributable to ordinary shareholders as net income (loss) attributable to ordinary shareholders excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions, (iii) revaluation of investments on the share of equity method investments, (iv) impairment of goodwill, (v) tax effects on non-GAAP adjustments and (vi) accretion to redeemable non-controlling interests. Non-GAAP net income (loss) attributable to ordinary shareholders per diluted ADS is computed using non-GAAP net income (loss) attributable to ordinary shareholders divided by weighted average number of diluted ADS outstanding for computing diluted earnings per ADS.

However, the non-GAAP financial measures have limitations as analytical tools as the non-GAAP financial measures are not presented in accordance with U.S. GAAP and may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. Reconciliations of Yatsen’s non-GAAP financial measure to the most comparable U.S. GAAP measure are included at the end of this press release.

Safe Harbor Statement

This announcement contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs, plans, outlook and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to continue to roll out popular products and maintain popularity of existing products; its ability to anticipate and respond to changes in industry trends and consumer preferences and behavior in a timely manner; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; its ability to integrate newly-acquired businesses and brands; trends and competition in and relevant government policies and regulations relating to China’s beauty market; changes in its revenues and certain cost or expense items; and general economic conditions globally and in China. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Yatsen Holding Limited

Investor Relations

E-mail: ir@yatsenglobal.com

Piacente Financial Communications

Hui Fan

Tel: +86-10-6508-0677

E-mail: yatsen@thepiacentegroup.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: yatsen@thepiacentegroup.com

YATSEN HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share, per share data or otherwise noted)

	December 31,	June 30,	June 30,
	2023	2024	2024
	RMB'000	RMB'000	USD'000
Assets
Current assets
Cash and cash equivalents	836,888	796,485	109,600
Restricted cash	21,248	-	-
Short-term investments	1,218,481	783,948	107,875
Accounts receivable, net	198,851	170,988	23,529
Inventories, net	352,090	422,252	58,104
Prepayments and other current assets	303,841	371,014	51,053
Amounts due from related parties	20,200	2,497	344
Total current assets	2,951,599	2,547,184	350,505
Non-current assets
Investments	618,752	637,177	87,678
Property and equipment, net	64,878	74,948	10,313
Goodwill, net	556,567	556,649	76,597
Intangible assets, net	671,396	636,087	87,528
Deferred tax assets	1,375	1,375	189
Right-of-use assets, net	114,348	135,710	18,674
Other non-current assets	27,100	31,354	4,314
Total non-current assets	2,054,416	2,073,300	285,293
Total assets	5,006,015	4,620,484	635,798
Liabilities, redeemable non-controlling interests and shareholders' equity
Current liabilities
Accounts payable	105,691	102,652	14,125
Advances from customers	41,579	29,705	4,088
Accrued expenses and other liabilities	391,217	351,499	48,368
Amounts due to related parties	9,431	26,314	3,621
Income tax payables	17,946	17,411	2,396
Lease liabilities due within one year	45,464	45,148	6,213
Total current liabilities	611,328	572,729	78,811
Non-current liabilities
Deferred tax liabilities	111,591	109,975	15,133
Deferred income-non current	30,556	22,725	3,127
Lease liabilities	67,767	90,829	12,498
Total non-current liabilities	209,914	223,529	30,758
Total liabilities	821,242	796,258	109,569
Redeemable non-controlling interests	51,466	49,500	6,811
Shareholders' equity

Ordinary Shares (US$0.00001 par value; 10,000,000,000 ordinary shares authorized, comprising of 6,000,000,000 Class A ordinary shares, 960,852,606 Class B ordinary shares and 3,039,147,394 shares each of such classes to be designated as of December 31, 2023 and June 30, 2024; 2,030,600,883 Class A shares and 666,572,880 Class B ordinary shares issued as of December 31, 2023, 2,096,600,883 Class A shares and 600,572,880 Class B ordinary shares issued as of June 30, 2024; 1,487,546,132 Class A ordinary shares and 666,572,880 Class B ordinary shares outstanding as of December 31, 2023, 1,408,629,028 Class A ordinary shares and 600,572,880 Class B ordinary shares outstanding as of June 30, 2024)

	173	173	24
Treasury shares	(864,568)	(1,018,480)	(140,148)
Additional paid-in capital	12,260,208	12,249,071	1,685,528
Statutory reserve	24,177	24,177	3,327
Accumulated deficit	(7,345,153)	(7,548,026)	(1,038,643)
Accumulated other comprehensive income	60,200	75,064	10,328
Total Yatsen Holding Limited shareholders' equity	4,135,037	3,781,979	520,416
Non-controlling interests	(1,730)	(7,253)	(998)
Total shareholders' equity	4,133,307	3,774,726	519,418
Total liabilities, redeemable non-controlling interests and shareholders' equity	5,006,015	4,620,484	635,798

YATSEN HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except for share, per share data or otherwise noted)

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
	2023	2024	2024	2023	2024	2024
	RMB'000	RMB'000	USD'000	RMB'000	RMB'000	USD'000
Total net revenues	858,562	794,521	109,330	1,623,958	1,567,876	215,747
Total cost of revenues	(216,915)	(185,102)	(25,471)	(413,582)	(357,509)	(49,195)
Gross profit	641,647	609,419	83,859	1,210,376	1,210,367	166,552
Operating expenses:
Fulfilment expenses	(58,339)	(51,163)	(7,040)	(110,255)	(102,611)	(14,120)
Selling and marketing expenses	(542,781)	(544,659)	(74,948)	(1,001,829)	(1,083,852)	(149,143)
General and administrative expenses	(149,655)	(119,106)	(16,390)	(190,396)	(259,205)	(35,668)
Research and development expenses	(25,930)	(29,678)	(4,084)	(50,108)	(57,604)	(7,927)
Total operating expenses	(776,705)	(744,606)	(102,462)	(1,352,588)	(1,503,272)	(206,858)
Loss from operations	(135,058)	(135,187)	(18,603)	(142,212)	(292,905)	(40,306)
Financial income	15,950	28,829	3,967	42,938	57,441	7,904
Foreign currency exchange gain (loss)	4,567	(3,462)	(476)	(982)	(11,095)	(1,527)
(Loss) income from equity method investments, net	(6,729)	12,724	1,751	12,331	16,000	2,202
Other income, net	11,649	13,191	1,815	29,166	19,496	2,683
Loss before income tax expenses	(109,621)	(83,905)	(11,546)	(58,759)	(211,063)	(29,044)
Income tax benefits (expenses)	1,154	(1,589)	(219)	968	702	97
Net loss	(108,467)	(85,494)	(11,765)	(57,791)	(210,361)	(28,947)
Net loss attributable to non-controlling interests and redeemable non-controlling interests	675	7,220	994	57	7,488	1,030
Accretion to redeemable non-controlling interests	(2,975)	-	-	(2,975)	-	-
Net loss attributable to Yatsen's shareholders	(110,767)	(78,274)	(10,771)	(60,709)	(202,873)	(27,917)
Shares used in calculating loss per share (1):
Weighted average number of Class A and Class B ordinary shares:
Basic	2,228,009,569	2,043,644,209	2,043,644,209	2,232,107,152	2,092,400,120	2,092,400,120
Diluted	2,228,009,569	2,043,644,209	2,043,644,209	2,232,107,152	2,092,400,120	2,092,400,120
Net loss per Class A and Class B ordinary share
Basic	(0.05)	(0.04)	(0.01)	(0.03)	(0.10)	(0.01)
Diluted	(0.05)	(0.04)	(0.01)	(0.03)	(0.10)	(0.01)
Net loss per ADS (20 ordinary shares equal to 1 ADS) (2)
Basic	(0.99)	(0.77)	(0.11)	(0.54)	(1.94)	(0.27)
Diluted	(0.99)	(0.77)	(0.11)	(0.54)	(1.94)	(0.27)

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
	2023	2024	2024	2023	2024	2024
Share-based compensation expenses are included in the operating expenses as follows:	RMB'000	RMB'000	USD'000	RMB'000	RMB'000	USD'000
Fulfilment expenses (income)	381	(178)	(24)	1,032	(102)	(14)
Selling and marketing expenses (income)	4,443	(7,246)	(997)	10,735	(4,590)	(632)
General and administrative expenses (income)	40,899	17,128	2,357	(35,421)	48,755	6,709
Research and development expenses (income)	1,783	(1,549)	(213)	3,762	(231)	(32)
Total	47,506	8,155	1,123	(19,892)	43,832	6,031

(1) Authorized share capital is re-classified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to twenty votes on all matters that are subject to shareholder vote.

(2) Effective from March 18, 2024, the Company changed its ADS to Class A Ordinary Share ratio from one ADS representing four ordinary shares to one ADS representing twenty ordinary shares. The historical and present income (loss) per ADS have been adjusted retroactively for all periods presented to reflect this change.

YATSEN HOLDING LIMITED

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share, per share data or otherwise noted)

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
	2023	2024	2024	2023	2024	2024
	RMB'000	RMB'000	USD'000	RMB'000	RMB'000	USD'000
Loss from operations	(135,058)	(135,187)	(18,603)	(142,212)	(292,905)	(40,306)
Share-based compensation expenses (income)	47,506	8,155	1,123	(19,892)	43,832	6,031
Amortization of intangible assets resulting from assets and business acquisitions	12,934	15,103	2,078	25,110	30,159	4,150
Non-GAAP loss from operations	(74,618)	(111,929)	(15,402)	(136,994)	(218,914)	(30,125)
Net loss	(108,467)	(85,494)	(11,765)	(57,791)	(210,361)	(28,947)
Share-based compensation expenses (income)	47,506	8,155	1,123	(19,892)	43,832	6,031
Amortization of intangible assets resulting from assets and business acquisitions	12,934	15,103	2,078	25,110	30,159	4,150
Revaluation of investments on the share of equity method investments	3,932	(13,632)	(1,876)	(15,214)	(20,671)	(2,844)
Tax effects on non-GAAP adjustments	(2,211)	983	135	(4,291)	(1,637)	(225)
Non-GAAP net loss	(46,306)	(74,885)	(10,305)	(72,078)	(158,678)	(21,835)
Net loss attributable to Yatsen's shareholders	(110,767)	(78,274)	(10,771)	(60,709)	(202,873)	(27,917)
Share-based compensation expenses (income)	47,506	8,155	1,123	(19,892)	43,832	6,031
Amortization of intangible assets resulting from assets and business acquisitions	12,656	14,607	2,010	24,568	29,389	4,044
Revaluation of investments on the share of equity method investments	3,932	(13,632)	(1,876)	(15,214)	(20,671)	(2,844)
Tax effects on non-GAAP adjustments	(2,211)	1,039	143	(4,291)	(1,581)	(218)
Accretion to redeemable non-controlling interests	2,975	-	-	2,975	-	-
Non-GAAP net loss attributable to Yatsen's shareholders	(45,909)	(68,105)	(9,371)	(72,563)	(151,904)	(20,904)
Shares used in calculating loss per share:
Weighted average number of Class A and Class B ordinary shares:
Basic	2,228,009,569	2,043,644,209	2,043,644,209	2,232,107,152	2,092,400,120	2,092,400,120
Diluted	2,228,009,569	2,043,644,209	2,043,644,209	2,232,107,152	2,092,400,120	2,092,400,120
Non-GAAP net loss attributable to ordinary shareholders per Class A and Class B ordinary share
Basic	(0.02)	(0.03)	(0.00)	(0.03)	(0.07)	(0.01)
Diluted	(0.02)	(0.03)	(0.00)	(0.03)	(0.07)	(0.01)
Non-GAAP net loss attributable to ordinary shareholders per ADS (20 ordinary shares equal to 1 ADS) (1)
Basic	(0.41)	(0.67)	(0.09)	(0.65)	(1.45)	(0.20)
Diluted	(0.41)	(0.67)	(0.09)	(0.65)	(1.45)	(0.20)

(1) Effective from March 18, 2024, the Company changed its ADS to Class A Ordinary Share ratio from one ADS representing four ordinary shares to one ADS representing twenty ordinary shares. The historical and present income (loss) per ADS have been adjusted retroactively for all periods presented to reflect this change.